North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2016

Assets		
Cash and cash equivalents	$	352,748
Accounts receivable		3,885
Warrants		6,210
Prepaid expenses		13,930
Deposits		1,829
Total Assets	$	378,602

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	15,381
Commissions payable		212,085
Due to related parties		55,452
Total Liabilities		282,918
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		255,129
Accumulated deficit		(159,445)
Total Stockholder's Equity		95,684
Total Liabilities and Stockholder's Equity	$	378,602

See accompanying notes